August 13, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Volley, Staff Accountant

Re:	SSB Bancorp, Inc.
Form 10-K filed March 20, 2019
Response dated August 13, 2019
File Number 000-55898

Dear Mr. Volley:

On behalf of SSB Bancorp, Inc. (the “Company”), set forth below is the Company’s response to the comment set forth in the Staff’s comment letter dated August 6, 2019:

Form 10-K Filed March 29, 2019

Revision of Prior Period Financial Statements, page 43

1. Please refer to comment 1 (in our May 8, 2019 letter). It does not appear that your materiality analysis is consistent with the guidance in SAB Topic 1M since it does not consider all relevant quantitative and qualitative considerations. Therefore, please provide us a materiality analysis that is consistent with SAB Topic 1M or amend the applicable Forms 10-Q to correct the error in accordance with ASC 250 and consider the need to file a Form 8-K Item 4.02.

On August 9, 2019, the Audit Committee of the Company’s Board of Directors concluded that the Company’s interim consolidated financial statements contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 and Quarterly Report on Form 10-Q for the period ended September 30, 2018 should no longer be relied upon. The Company intends to file an Item 4.02(a) Current Report on Form 8-K within the prescribed filing period to report this action by the Audit Committee. Furthermore, the Company intends to file an amendment to each of its Quarterly Report on Form 10-Q for the period ended June 30, 2018 and Quarterly Report on Form 10-Q for the period ended September 30, 2018 containing restated interim consolidated financial statements for the respective periods as soon as practicable.

If you have any questions concerning this matter, please contact the undersigned at (412) 837-6955.

Very truly yours,

/s/ Benjamin A. Contrucci
Benjamin A. Contrucci
Chief Financial Officer